September 29, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jenn Do
Lisa Vanjoske
Nolan McWilliams
Dietrich King

Re:	C4 Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-248719)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 28, 2020 and the date hereof, approximately 961 copies of the Preliminary Prospectus dated September 28, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:01 p.m. Eastern Time, on Thursday, October 1, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

JEFFERIES LLC

EVERCORE GROUP L.L.C.

As representatives of the Underwriters

By:	Jefferies LLC
By:	/s/ Dustin Tyner
	Name:	Dustin Tyner
	Title:	Managing Director

By:	Evercore Group L.L.C.
By:	/s/ Maren Winnick
	Name:	Maren Winnick
	Title:	Senior Managing Director

[Signature page to Underwriters’ Acceleration Request]